Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

		Years Ended March 31,				Nine Months Ended
	2006	2007	2008	2009	2010	December 31, 2010

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$98	$130	$775	$1,065	$1,171	$934

Add: Fixed charges	192	229	248	191	162	80

Less: Minority interest in pre-tax loss of subsidiaries that have not incurred fixed charges	1	—	—	—	—	—

Total earnings available for fixed charges	$291	$359	$1,023	$1,256	$1,333	$1,014

Fixed charges:

Interest expense(1)	$122	$153	$169	$130	$102	$52
Interest portion of rental expense	70	76	79	61	60	28

Total fixed charges	$192	$229	$248	$191	$162	$80

RATIOS OF EARNINGS TO FIXED CHARGES	1.52	1.57	4.13	6.58	8.23	12.68

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness